Exhibit 12.1

LYONDELLBASELL INDUSTRIES N.V.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Millions of dollars, except ratio data	2016		2015		2014		2013		2012
Income from continuing operations before income taxes	$5,233		$6,209		$5,712		$4,996		$4,185
Deduct income from equity investments	367		339		257		203		143
Add distributions of earnings from equity investments	385		285		156		186		147

Earnings adjusted for equity investments	5,251		6,155		5,611		4,979		4,189
Fixed charges:
Interest expense, gross	322		310		352		309		655
Portion of rentals representative of interest	142		139		136		108		103

Total fixed charges before capitalized interest	464		449		488		417		758
Capitalized interest	33		11		25		15		9

Total fixed charges including capitalized interest	497		460		513		432		767

Earnings before fixed charges	$5,748		$6,615		$6,124		$5,411		$4,956

Ratio of earnings to fixed charges	11.57	x	14.38	x	11.94	x	12.53	x	6.46	x